[LETTERHEAD OF THE NAVIGATORS GROUP, INC.]




VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Mr. Jim B. Rosenberg
       Senior Assistant Chief Accountant

                                           February 1, 2008



       Re:    The Navigators Group, Inc. (the "Company")
              Form 10-K for fiscal year ended December 31, 2006 (File
              No. 0-15886)

Dear Mr. Rosenberg:

     This letter is in response to the Division of Corporation Finance's comment letter dated November 29, 2007, in which you requested additional information based on your review of the Company's annual report on Form 10-K for the year ended December 31, 2006 (the "2006 10-K"), and to the subsequent comments provided to us by Mark Brunhofer of the Division of Corporation Finance in a telephone discussion on January 28, 2008. The comments included in your letter, and the additional comments provided to us by Mr. Brunhofer in our telephone discussion, are repeated below, and our response immediately follows each comment. Any information in the responses below that the Company has indicated will be included in its Form 10-K for the fiscal year ended December 31, 2007 (the "2007 10-K") will be updated to reflect the year-end numbers when the 2007 10-K is filed.

     In connection with the filing of our responses to your comments, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the 2006 10-K; and


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o    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2006
-------------------------------------------------

Management's Discussion and Analysis ("MD&A") of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations Results of Operations and Overview
------------------------------------------------

Net Losses and Loss Adjustment Expenses Incurred, page 54
---------------------------------------------------------

1. We believe your disclosure in MD&A regarding the estimation of the reserve for losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Notwithstanding your responses to comments two and three of our letter dated December 8, 2005, please revise your disclosure to provide the following information for each material line of business and also consider providing any additional information to achieve this objective.

     a. Although you identify some of the actuarial methods you utilize, you do not appear to describe these methods nor explain in what circumstances you apply each method. Please describe the methods you used to determine your reserve for losses and loss adjustment expenses. Please ensure this description:

          1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

          2. Identifies the unique development characteristics of each material short-tail and long-tail line of business.

          3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

          4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.


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          Response:
          --------

          The 2007 10-K will reflect the following paragraphs in the MD&A in the section Operating Expenses--Net losses and Loss Adjustment Expenses
     Incurred:

          The Company's actuaries generally calculate the IBNR loss reserves for each line of business by underwriting year for major products principally using two standard actuarial methodologies which are projection or extrapolation techniques: the loss ratio method and the Bornheutter-Ferguson method. The loss ratio method is used to calculate the IBNR for the most current underwriting year while the Bornheutter-Ferguson method is used to calculate the IBNR for all prior underwriting years, except as otherwise described below. Such methodologies are supplemented in most instances by the loss development method and the frequency/severity method which are used to analyze and better comprehend loss development patterns and trends in the data when making selections and judgments under the loss ratio method and the Bornheutter-Ferguson method. In utilizing these methodologies, each of which is generally applicable to both long-tail and short-tail lines of business and all of which are described below, to develop our IBNR loss reserves, a key objective of our actuaries is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected more reliably. This process requires the substantial use of informed judgment and is inherently uncertain.

          There are instances in which facts and circumstances require a deviation from the general process described above. Two such instances relate to the IBNR loss reserve processes for our 2005 Hurricanes Katrina and Rita losses and our asbestos exposures, where extrapolation techniques are not applied, except in a limited way, given the unique nature of hurricane losses and limited population of marine excess policies with potential asbestos exposures. In such circumstances, inventories of the policy limits exposed to losses coupled with reported losses are analyzed and evaluated principally by claims personnel and underwriters to establish IBNR loss reserves. At September 30, 2007, the gross and net loss reserve amounts of our 2005 Hurricanes Katrina and Rita losses were $188.3 million and $5.3 million, respectively, and the gross and net loss reserve amounts for our asbestos exposures were $23.9 million and $17.4 million, respectively.

          A brief summary of each actuarial method discussed above follows:

          Loss ratio method: This method is based on the assumption that ultimate losses vary proportionately with premiums. Pursuant to the loss ratio method, IBNR loss reserves are calculated by multiplying the earned premium by an expected ultimate loss ratio to estimate the ultimate losses for each underwriting year, then subtracting the reported losses, consisting of paid losses and case loss reserves, to determine the IBNR loss reserve amount. The ultimate loss ratios applied are the Company's best estimates for each underwriting year and are generally determined after evaluating a number of factors which include: information derived by underwriters and actuaries in the initial pricing of the business, the ultimate loss ratios established in the prior accounting period and the related judgments applied, the ultimate loss ratios of previous underwriting years, premium rate changes, underwriting and coverage changes, changes in terms and


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     conditions, legislative changes, exposure trends, loss development trends, claim frequency and severity trends, paid claims activity, remaining open case reserves and industry data where deemed appropriate. Such factors are also evaluated when selecting ultimate loss ratios and/or loss development factors in the methods described below.

          Bornheutter-Ferguson method: The Bornheutter-Ferguson method calculates the IBNR loss reserves as the product of the earned premium, an expected ultimate loss ratio, and a loss development factor that represents the expected percentage of the ultimate losses that have been incurred but not yet reported. The loss development factor equals one hundred percent less the expected percentage of losses that have thus far been reported, which is generally calculated as an average of the percentage of losses reported for comparable reporting periods of prior underwriting years. The expected ultimate loss ratio is generally determined in the same manner as in the loss ratio method.

          Loss development method: The loss development method, also known as the chainladder or the link-ratio method, develops the IBNR loss reserves by multiplying the paid or reported losses by a loss development factor to estimate the ultimate losses, then subtracting the reported losses, consisting of paid losses and case loss reserves, to determine the IBNR loss reserves. The loss development factor is the reciprocal of the expected percentage of losses that have thus far been reported, which is generally calculated as an average of the percentage of losses reported for comparable reporting periods of prior underwriting years.

          Frequency/severity method: The frequency/severity method calculates the IBNR loss reserves by separately projecting claim count and average cost per claim data on either a paid or incurred basis. It estimates the expected ultimate losses as the product of the ultimate number of claims that are expected to be reported and the expected average amount of these claims.

          An annual loss reserve study is conducted by the Company's actuaries for each major line of business employing the methodologies as described above with the timing of such studies varying throughout the year. Additionally, a review of the emergence of actual losses relative to expectations for each line of business, generally derived from the annual reserve study, is conducted each quarter to determine whether the assumptions used in the reserving process continue to form a reasonable basis for the projection of liabilities for each product line. Such reviews may result in maintaining or revising assumptions regarding future loss development based on various quantitative and qualitative considerations. If actual loss activity differs from expectations, an upward or downward adjustment to loss reserves may occur. As time passes, estimated loss reserves for an underwriting year will be based more on historical loss activity and loss development patterns rather than on assumptions based on underwriters' input, pricing assumptions or industry experience.

          The following discusses the method used for calculating the IBNR for each line of business and key assumptions used in applying the actuarial methods described.


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          Marine: Generally, two key assumptions are used by our actuaries in setting IBNR loss reserves for major products in this line of business. The first assumption is that our historical experience regarding paid and reported losses for each product where we have sufficient history can be relied on to predict future loss activity. The second assumption is that our underwriters' assessments as to potential loss exposures are reliable indicators of the level of our expected loss activity. The specific loss reserves for marine are then analyzed separately by product based on such assumptions, except where noted below, with the major products including marine liability, offshore energy, cargo, protection and indemnity ("P&I"), transport and bluewater hull.

          The claims emergence patterns for various marine product lines vary substantially. Our largest marine product line is marine liability, which has one of the longer loss development patterns. Marine liability protects an insured's business from liability to third parties stemming from their marine-related operations, such as terminal operations, stevedoring and marina operations. Since marine liability claims generally involve a dispute as to the extent and amount of legal liability that our insured has to a third party, these claims tend to take a longer time to develop and settle. Other longer-tail marine product lines include P&I insurance, which provides coverage for third party liability as well as injury to crew for vessel operators, and transport insurance, which provides both property and third party liability on a primary basis to businesses such as port authorities, marine terminal operators and others engaged in the infrastructure of international transportation. Offshore energy provides physical damage coverage to offshore oil platforms along with offshore operations related to oil exploration and production. The significant offshore energy claims are generally caused by fire or storms, and thus tend to be large, infrequent, quickly reported, but occasionally not quickly settled because the damage is often extensive but not always immediately known. Other marine product lines have considerably shorter periods in which losses develop and settle. Ocean cargo insurance, for example, provides physical damage coverage to goods in the course of transit by water, air or land. By their nature, cargo claims tend to be reported quickly as losses typically result from an obvious peril such as fire, theft or weather. Similarly, bluewater hull insurance provides coverage against physical damage to ocean-going vessels. Such claims for physical damage generally are discovered, reported and settled quickly. The Company currently has extensive experience for all of these products and thus the IBNR loss reserves for all of the marine products are determined using the key assumptions and actuarial methodologies described above. Prior to 2007, however, as discussed below, the Company did not have sufficient experience in the transport product line and instead used its hull and liability products loss development experience as a key assumption in setting the IBNR loss reserves for its transport product.

          Specialty: The reserves for specialty are established separately by product with the major product being contractors liability insurance. Other products include commercial middle markets, personal umbrella, primary casualty and excess casualty. Our actuaries generally utilize two key assumptions in this line of business: first, that our historical loss development patterns are reasonable predictors of future loss patterns and second, that our claims personnel's assessment of our claims exposures and our underwriters' assessment of our expected losses are reliable indicators of our loss


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     exposure. However, this line of business includes a number of newer products where there is insufficient Company historical experience to project loss reserves and/or loss development is sparse or erratic, which makes extrapolation techniques for those products extremely difficult to apply, and in those circumstances we typically rely more on industry data and our underwriters' input in setting assumptions for our IBNR loss reserves as opposed to historical loss development patterns. In addition, as discussed in more detail below with respect to construction defect reserves, our actuaries may take other market trends or events into account in setting IBNR loss reserves.

          The substantial majority of the specialty loss reserves are for the contractors liability business, which insures mostly general and artisan contractors. Contractor liability claims are categorized into two claim types: construction defect and other general liability. Other general liability claims typically derive from workplace accidents or from negligence alleged by third parties, and take a long time to report and settle. Construction defect claims involve the discovery of damage to buildings that was caused by latent construction defects. These claims take a very long time to report and to settle compared to other general liability claims. Since construction defect claims report much later than other contractor liability claims, they are analyzed separately in the annual loss reserve study.

          The Company has extensive history in the contractors liability business upon which to perform actuarial analyses and does use the key assumption noted above relating to its own historical experience as a reliable indicator of the future for this product. However, there is inherent uncertainty in the loss reserve estimation process for this line of business given both the long-tail nature of the liability claims and the continuing underwriting and coverage changes, claims handling and reserve changes, and legislative changes that have occurred over a several year period. Such factors are judgmentally taken into account in this line of business in specific periods. The underwriting and coverage changes include the migration to a non-admitted business from admitted business in 2003, which allowed the Company to exclude certain exposures previously permitted (for example, exposure to construction work performed prior to the policy inception), withdrawals from certain contractor classes previously underwritten and expansion into new states beginning in 2005. Claims changes include bringing the claim handling in-house in 1999 and changes in case reserving practices in 2003 and 2006. A California legislative change, the effects of which are yet to be fully understood by the industry, with respect to reserves and claim frequency for construction defect repairs, became effective July 1, 2002 with a sunset provision effective January 1, 2011. The law provides for an alternative dispute resolution system that attempts to involve all parties to a claim at an early stage. The legislation may be impacting claim severity, frequency and the length of settlement which may ultimately be different than historical loss development assumptions employed in our loss reserve process.

          Most recently, in setting the IBNR loss reserves for construction defect claims, the Company's actuaries have begun to consider a new qualitative factor based on their evolving concern with the recent decline in home values caused by the sub-prime home mortgage crisis and its possible impact on the frequency and severity of construction defect claims. As a result, the Company's actuaries acknowledge this uncertainty and


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     anticipate claims arising from alleged construction defects contributing to housing value declines on policies written on newly constructed homes in our portfolio. We believe our reserves remain adequate to address such potential exposure, but we can give no assurances with respect thereto.

          The commercial middle markets business consists of general liability, auto liability and property exposures for a variety of commercial middle market businesses, principally hospitality, manufacturing and garages. Commencing in 2007, our actuaries are segmenting and analyzing the components of the loss development for this business among the property, liability and auto exposures which had been previously combined.

          Personal umbrella coverage is purchased by individuals who seek higher limits of liability than are provided in their homeowners or personal automobile policies. Losses tend to be large and infrequent, and often result from automobile accidents. They are reserved primarily using the Company's historical loss experience.

          Primary casualty insurance provides primary general liability coverage principally to corporations in the construction and manufacturing sector. Excess casualty insurance is purchased by corporations which seek higher limits of liability than are provided in their primary casualty policies. Neither product line has a significant amount of loss activity reported to date. Because the Company has limited historical experience in these products, the IBNR loss reserves for both of these products currently are established using the loss ratio method primarily based on our underwriters' input and industry loss experience.

          Professional liability: The professional liability policies mainly provide coverage on a claims-made basis mostly for a one-year period. The reserves for professional liability are analyzed separately by product with the major products being directors and officers ("D&O") liability coverage and errors and omissions ("E&O") liability coverage for lawyers and other professionals.

          The losses for D&O business are generally very large and infrequent, and typically involve securities class actions. D&O claims report reasonably quickly, but may take several years to settle. While the Company has been writing D&O business since 2001, the limited claim history is generally insufficient to establish IBNR loss reserves using Company data. As a result, the Company principally employs assumptions based on industry experience coupled with input from its underwriters and its claims staff's assessment of potential exposure to establish IBNR loss reserves. Another key assumption with respect to establishing IBNR loss reserves for D&O business is that such industry experience is representative of our future potential loss development with respect to trends in class action activity, such as the impact of stock option backdating, IPO laddering and, most recently, the sub-prime mortgage crisis. As time passes, for a given underwriting year, additional weight is given to assumptions relating to our actual experience and claims outstanding.

          The E&O IBNR loss reserve process is similar to the process for D&O, with the exception of a particular book of business of the U.K. Branch written from 2004 through


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     2006. For the U.K Branch E&O business, we assume the claims, while similar in nature to the claims in the U.S. E&O business, are larger, more frequent and have a longer loss development pattern. The IBNR loss reserves for the U.K. Branch E&O business are determined judgmentally after reviewing recent loss activity relative to the remaining in-force policy count and the loss activity for similar insureds.

          Other: Loss reserves for other include inland marine business and European property business written by the U.K. Branch. Both businesses were started in 2006. The Company has limited loss history and relies primarily on assumptions based on underwriters' input and industry experience. Also included are loss reserves for aviation, property and assumed reinsurance business in runoff since 1999, which are periodically monitored and evaluated by claims and actuarial personnel.

          Lloyd's Operations: Reserves for the Company's Lloyd's Operations are reviewed separately for the marine and professional liability lines by product. The major marine products are marine liability, offshore energy, cargo, specie and marine reinsurance, and the major products for professional liability are international D&O and international E&O.

          The marine liability, offshore energy and cargo products and related loss exposures are similar in nature to that described for marine business above. Specie insurance provides property coverage for chattel, such as jewelry, fine art and cash in transit. Claims tend to be from theft or damage, and thus are small, quick to report and quick to settle. Marine reinsurance is a diversified global book of reinsurance, the majority of which consists of excess of loss reinsurance policies for which claims activity tends to be large and infrequent with loss development somewhat longer than for such products written on a direct basis. Marine reinsurance reinsures liability, cargo, hull and offshore energy exposures that are similar in nature to the marine business described above.

          The process for establishing the IBNR loss reserves for the marine and professional liability lines of the Lloyd's Operations, and the assumptions used as part of this process, are similar in nature to the process employed by the Insurance Companies. Other business for the Lloyd's Operations includes European property and inland marine products, each of which is a new line of business where we have limited loss history and rely primarily on assumptions based on our underwriters' input and industry loss experience.

          The Lloyd's Operations products also include property coverages for engineering and construction projects and onshore energy business, which are substantially reinsured. Losses from engineering and construction projects tend to result from loss of use due to construction delays while losses from onshore energy business are usually caused by fires or explosions. Large losses tend to be catastrophic in nature and are heavily reinsured. IBNR loss reserves for attritional losses are established based on the Syndicate's extensive loss experience.


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     b.   Describe your policy, if any, for adjusting the reserve for losses and loss adjustment expenses to an amount that is different than the amount determined by your actuaries.

          1. If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

          2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

          Response:
          --------

          The Company's practice is to record the amount determined by its internal actuaries as its reserve for losses and loss adjustment expenses in its financial statements. Management of the Company does not make adjustments or reversals of the nature described above in its financial statements. In the event the Company's practice changes and it makes such an adjustment or reversal, it will include the information requested in 1.b. above in its MD&A.

     c. It appears that your revision of prior year reserves has significantly increased in 2007 as compared to the rate of revision in 2006 and 2005 as demonstrated in your SOP 94-5 table on page 10. The 2007 adjustment of prior year reserves also appears to be significant to your 2007 net income. Your disclosure of the lines of business contributing to the 2007 adjustment does not appear to provide meaningful information to investors. Please revise your disclosure to explain the reasons for your change in estimate for your specialty and marine businesses as well as your Lloyd's Operations:

          1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

          2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

          3. (Additional comment provided on January 28, 2008) We acknowledge your response to our previous comment in 1.c. Please elaborate on your favorable underwriting experience, the legislative changes and the re-evaluation of your claim reserving practices identified in the fourth paragraph (below) of your proposed revised disclosure related to your contractors liability reserves. Please quantify the impact of each of these


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               factors where possible and fully describe how these factors impacted your prior period reserve estimates.

          4. (Additional comment provided on January 28, 2008) In addition, please elaborate on the favorable development identified in your professional liability business in the sixth paragraph (below) of your proposed disclosure in response to comment 1.c. In this regard, please discuss whether the favorable development is a result of lower frequency, severity or a combination of both.

          Response:
          --------

          The 2007 10-K will reflect the following paragraphs in the MD&A in the section Operating Expenses--Net losses and Loss Adjustment Expenses
     Incurred:

          As part of our regular review of prior reserves, the Company's actuaries may determine, based on their judgment, that certain assumptions made in the reserving process in prior years may need to be revised to reflect various factors, likely including the availability of additional information. Based on their reserve analyses, our actuaries may make corresponding reserve adjustments. As discussed in more detail below, in 2007, prior year reserve redundancies of $29.6 million were recorded.

          The relevant factors that can have a significant impact on the establishment and adjustment of loss and loss adjustment expense reserves can vary by line of business and from period to period. Following is a discussion of relevant factors impacting our 2007 loss reserves:

          The Insurance Companies recorded $2.9 million of net prior years' savings for marine business of which $6.0 million of savings was mostly due to transport business written during 2002 to 2006, offset by $1.5 million of 2005 Hurricanes Katrina and Rita loss development and $1.6 million for uncollectible reinsurance recoverables for asbestos losses. Prior to 2007, because the Company did not have sufficient experience in the transport product line, it instead used its hull and liability products loss development experience as a key assumption in setting the IBNR loss reserves for its transport product. Commencing in 2007, our actuaries determined that the Company's loss development experience for its transport product had become sufficiently credible to begin establishing transport reserves using such experience, which resulted in the prior year savings referred to above recorded for this business.

          The Insurance Companies recorded $11.5 million of net prior years' savings for specialty business of which approximately $10.0 million was for contractors liability business for the years 1998 through 2006 and approximately $1.5 million was for commercial middle markets business written in 2003 and 2004. The $10.0 million of the prior years' savings recorded for contractors liability business was due mostly to continued favorable loss frequency and severity trends for 2003 to 2006 compared to expectations. Our actuaries believe that the favorable loss frequency trends result primarily from a number of underwriting and coverage changes since 2002, including the


                                       10

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     migration to non-admitted business from admitted business in 2003, which allowed the Company to exclude certain previously permitted exposures (for example, exposure to construction work performed prior to the policy inception), and withdrawals from certain contractor classes previously underwritten. Our actuaries believe that the favorable loss severity trends result primarily from improved claim practices coupled with a California legislative change, effective in mid-2002, which provides for an alternative dispute resolution system with respect to construction defect claims and is intended to avoid or mitigate costly litigation and claims settlements. While our actuaries were unable to precisely quantify the impact of each of the foregoing factors, such factors were judgmentally taken into account in recording such prior years' savings for contractors liability business by evaluating actual loss development compared to expected loss development coupled with a frequency and severity claims analysis conducted in 2007.

          The $1.5 million in prior years' savings for the commercial middle markets business resulted from segmenting and analyzing the components of the loss development for this business among property, liability and auto exposures, which had been previously analyzed as a combined single product line. Development factors were reduced given the shorter tail nature of the property and auto components, which were a larger percentage of the mix of the business in this line than previously assumed when the components were analyzed on a combined basis.

          The Insurance Companies have historically reserved for the professional liability business using ultimate loss ratios based on industry experience for this line of business given the Company's limited claims history. Such industry experience is heavily influenced by the historical frequency and severity of large securities class action lawsuits. During 2007 the Insurance Companies reduced the net reserves for such claims-made policies compared to year-end 2006 by $7.2 million, mostly related to policies issued in 2005. The reductions were made to recognize both the low level of open claim counts and the lack of claim severity compared to expectations at the time the reserves were initially established using industry experience.

          In 2007, the Insurance Companies recorded approximately $600,000 of net prior year savings from run-off business, principally resulting from a review of open claims files in the aviation business that was discontinued in 1999.

          The Lloyd's Operations recorded $7.4 million of net prior year savings, which included $2.7 million due to a review of the 2005 Hurricanes Katrina and Rita loss estimates, approximately $2.0 million due to a review of open claim files for the years 1998 to 2001, with the remaining $2.7 million of favorable development spread across several lines of business, principally for offshore energy and liability business.

          To the extent that reserves are deficient or redundant, the amount of such deficiency or redundancy is recorded as a charge or credit to earnings in the period in which the deficiency or redundancy is identified.


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     d.   Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

          1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

          2. Explicitly identify and discuss key assumptions as of December 31, 2007 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

          Response:
          --------

          In response to 1(d)(1), please see above our responses to 1(a) for the identification of the key assumptions that materially affect the estimate of the reserve for the loss and loss adjustment expenses and 1(c) for the quantification of the impact of the changes of key assumptions. In response to 1(d)(2), please see our discussion above in 1(a) pertaining to the sub-prime home mortgage crisis.

     e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. In this regard, your disclosure of examples of sensitivity in specific instances does not appear to indicate whether theses hypothetical changes are reasonably likely to occur and whether there are other key assumptions that are reasonably likely to change that would also affect your reserve balances and results of operations.

          Response:
          --------

          The 2007 10-K will include the following paragraphs in the MD&A in the section Operating Expenses--Net Losses and Loss Adjustment Expenses
     Incurred:

          The Company's actuaries use various assumptions in determining a best estimate of reserves for each line of business. The importance of any specific assumption can vary by both individual product within a line of business and underwriting year. If actual experience differs from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves, particularly for long-tail casualty classes of business.

          As discussed above, our actuaries generally apply the loss ratio method to calculate the IBNR loss reserve for the most current underwriting year while the Bornhuetter-Ferguson method is used to calculate the IBNR loss reserves for all prior underwriting years except in certain situations such as when limited or insufficient historical data is available.

          Set forth below is a sensitivity analysis that estimates the effect on the Company's net loss reserve position of using alternative expected loss ratios for the underwriting years 2000 to 2007 and alternative loss development factors for the underwriting years 2000 to 2006 rather than those actually used in determining the Company's best estimates at September 30, 2007. The analysis addresses each major line of business and underwriting year for which a material deviation to the Company's overall reserve position is believed reasonably possible, and uses what the Company believes is a reasonably likely range of potential deviation for each line of business. The underwriting years prior to 2000 were not included given the maturity of such years and their relatively small contribution to the overall IBNR loss reserve amount at September 30, 2007. Such underwriting years are therefore deemed to be less likely to cause a material deviation to the Company's overall loss reserve position. There can be no assurance, however, that actual reserve development will be materially consistent with either the original or the adjusted expected loss ratios or loss development factor assumptions, or with other assumptions made in the reserving process, or that a material deviation in loss reserves will not occur for underwriting years prior to 2000.

          For the selected alternative expected loss ratios, our actuaries observed the range of ultimate loss ratios recorded for the underwriting years 2000 to 2006 for each major line of business at September 30, 2007. After evaluating the range of ultimate loss ratio variances for each underwriting year, our actuaries judgmentally selected a range of reasonably likely variations from the ultimate loss ratios recorded for each line of business for each underwriting year out of the range of reasonably possible variations for each underwriting year.

          The reasonably likely ranges of potential deviation in the loss ratios for each line of business for the 2000 to 2007 underwriting years expressed in loss ratio points are as follows:

     Reasonably Likely Loss Ratio Point Variances:

                                        Decrease    Increase
                                        --------    --------

     Marine                                    6           1
     Specialty                                 8           4
     Professional Liability                   18          12
     Lloyd's Operations                        9           5

          For the selected alternative loss development factors for the 2000 to 2006 underwriting years, our actuaries observed the range of historical loss development factors recorded for such underwriting years for each major line of business at September 30, 2007. After evaluating the range of loss development factor variances for each underwriting year, our actuaries judgmentally selected a range of reasonably likely variations to determine alternative IBNR loss reserve amounts compared to the amounts recorded for each line of business for the underwriting years 2000 to 2006 out of the range of reasonably possible variations for such underwriting years. Such variations represent the differences in the time that it takes for losses to develop for an underwriting year.

          The reasonably likely ranges of potential deviations in the aggregate or overall loss development factors for all underwriting years for each line of business are as follows:

     Reasonably Likely Ultimate Loss Development Factor Variances:

                                        Decrease    Increase
                                        --------    --------

     Marine                                  12%         12%
     Specialty                                9%          9%
     Professional Liability                   6%          8%
     Lloyd's Operations                      13%         15%

          Such sensitivity analysis was performed in the aggregate for all products in each line of business. The use of aggregate data was considered more stable and reliable compared to a product-by-product analysis. We cannot assure you, however, that such use of aggregate data will provide a more accurate range of the actual variations in loss development. The sensitivity analysis uses loss ratios and loss development patterns for the 2000 to 2007 underwriting years, which are believed to be more representative compared to years prior to 2000 given the Company's evolving mix of business, product changes and other factors. There can be no assurances, however, that the use of such recent history is more predictive of actual development as compared to employing longer periods of history. In addition, while the net loss reserves include the net loss reserves for asbestos exposures, such amounts were excluded from the sensitivity analysis given the nature of how such reserves are established by the Company. While we believe such net reserves are adequate, we cannot assure you that material loss development may not arise in the future from asbestos losses given the complex nature of such exposures.

          A significant factor influencing the results of the sensitivity analysis has been the generally favorable loss trends experienced in the most recent three calendar years as evidenced by the recording of net prior year savings across each line of business. Future loss activity may in fact deviate substantially from recent experience by becoming less favorable or, in fact, unfavorable. In such event, future loss activity could lead to smaller than reasonably likely loss reserve savings or larger than reasonably likely loss reserve deficiencies as identified below.

          The sensitivity analysis also reflects a likely range of impact on reported financial results by aggregating calculated redundancy amounts and deficiency amounts for each line of business. The total Company range amounts below were determined by adding the reasonably likely range amounts for each line of business, which are uncorrelated to each other, and therefore such amounts may not be representative of the actual aggregate favorable or unfavorable loss development amounts that may occur over time.

                                                              Sensitivity Analysis
                                                               September 30, 2007
                                                       ($ in thousands, except per share)

                                                    Reasonably Likely Range of Deviation
                                                    ------------------------------------
                                          Total        Redundancy           Deficiency
                                        Net Loss       ----------           ----------
                                        Reserves     Amount      %      Amount        %
                                        --------     ------     --      ------       ---


                                       14



Insurance Companies:
  Marine                                  $191,105    $11,946     6%      $7,557     4%
  Specialty                                320,103     27,018     8%      18,189     6%
  Professional Liability                    68,119      6,500    10%       6,171     9%
  Other                                     25,017
                                       ------------ ---------- ------ ----------- -----------

      Total Insurance Companies            604,344     45,464     6%      31,917     4%

Lloyd's Operations:
  Marine and Other                         203,653     19,801    10%      13,916     7%
                                       ------------ ---------- ------ ----------- -----------

      Total Company                       $807,997    $65,265     8%     $45,833     6%
                                       ============ ========== ====== =========== ===========

Increase (decrease) to net income:
  Amount                                              $42,422          ($29,791)
                                                    ==========        ===========
  Per share (1)                                         $2.50            ($1.76)
                                                    ==========        ===========

(1) Used 16,967,000 average diluted shares outstanding for the nine months ended September 30, (2007)(.)


2. On page 59 you disclose the use of outside actuaries who perform annual loss reserve studies you use to judge the reasonableness of your recorded loss reserves. Your reference to these outside actuaries suggests that you are placing reliance on them, which the staff believes requires that the firm's name be included in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the actuaries must be provided in the '33 Act registration statement. Please advise.

          Response:
          --------

          We will omit the reference to the use of outside actuaries in future Form 10-K filings.

Notes to Consolidated Financial Statements
------------------------------------------

Note 3. Segment Information, page F-17
--------------------------------------

3. Please revise your disclosure to provide your revenue for each group of similar products and services or tell us where you made this disclosure in your financial statements. Please see paragraph 37 of SFAS 131. It appears that you should disclose the components of revenue in the financial statement at least at the level you disclose in MD&A on page 50.

          Response:
          --------

          We will include premium revenue information in tabular format from our MD&A in our Note 3 - Segment Information to the Notes to Consolidated Financial Statements for each year presented in our 10-K commencing with the 2007 10-K.

Note 1. Organization and Summary of Significant Accounting Policies
-------------------------------------------------------------------
Investments, page F-10
----------------------

4. It is apparent that you invest significantly in mortgage and asset-backed securities. Please revise your accounting policy note to include a discussion of the accounting treatment applied to your investments in mortgage and asset backed securities. Specifically indicate how you handle differences in actual prepayment assumptions from your original estimates. Separately reference for us in your response the authoritative literature you rely upon to support your accounting.

     (Additional comment provided on January 28, 2008) Please revise your proposed disclosure in response to our previous comment 4 (above) to disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of Statement of Financial Accounting Standards No. 91.

          Response:
          --------

          We will include the following disclosure in Note 1 - Organization and Summary of Significant Accounting Policies under "Investments" to the Notes to Consolidated Financial Statements in our 2007 10-K.

          The accounting treatment applied to the Company's investments in mortgage-backed and asset-backed securities is in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Anticipated prepayments and expected maturities are utilized in applying the interest rate method to our mortgage-backed and asset-backed securities. An effective yield is calculated based on projected principal cash flows at the time of original purchase. The effective yield is used to amortize the purchase price of the security over the security's expected life. Book values are adjusted to reflect the amortization of premium or accretion of discount on a monthly basis.

          The projected principal cash flows are based on certain prepayment assumptions which are generated using a prepayment model. The prepayment model uses a number of factors to estimate prepayment activity including the current levels of interest rates (refinancing incentive), time of year (seasonality), economic activity (including housing turnover), and term and age of the underlying collateral (burnout, seasoning). Prepayment assumptions associated with the mortgage-backed and asset-backed securities are reviewed on a periodic basis. When changes in prepayment assumptions are deemed necessary as the result of actual prepayments differing from anticipated prepayments, securities are revalued based upon the new prepayment assumptions utilizing the retrospective adjustment method, whereby the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The investment in such securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. Such adjustments, if any, are included in net investment income for the current period being reported.

          We will include the following disclosure in "Item 1 - Description of Business - Investments" section of our 2007 10-K.

          Prepayment assumptions associated with the mortgage-backed and asset-backed securities are reviewed on a periodic basis. When changes in prepayment assumptions are deemed necessary as the result of actual prepayments differing from anticipated prepayments, securities are revalued based upon the new prepayment assumptions utilizing the retrospective adjustment method, whereby the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The investment in such securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. Such adjustments are included in net investment income for the current period being reported. The adjustments decreased net investment income and net income by immaterial amounts in 2007, 2006 and 2005.

     We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at 914-933-6025 (phone), 914-933-6033 (fax) or bwiley@navg.com.



                                Sincerely yours,

                                /s/ Bradley D. Wiley
                                ---------------------------

                                Bradley D. Wiley
                                Senior Vice President,
                                Financial Compliance
                                Officer and Chief Risk Officer